UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number: 001-33129

 ALLOT LTD.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On May 29, 2024, Allot Ltd. (the “Company”) announced the appointment of Mrs. Liat Nahum as the new Chief Financial Officer of the Company, effective July 1, 2024.

A copy of the press release entitled “Allot announces the appointment of Liat Nahum as New Chief Financial Officer” is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Ziv Leitman
Ziv Leitman
Chief Financial Officer

Date: May 29, 2024

EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit Number	Description

99.1	Allot Announces Appointment of Liat Nahum as Chief Financial Officer